UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 0-15938
CUSIP Number: 311565 10 5

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form I 1-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:_____________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Farmstead Telephone Group, Inc.

Full Name of Registrant

Former Name if Applicable

22 Prestige Park Circle

Address of Principal Executive Office (Street and Number)

East Hartford, CT 06108

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

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      The Registrant is currently completing a new financing agreement, the disclosure of which the Registrant believes is significant to an understanding of its cash resources and liquidity going forward into fiscal 2005. The Registrant requires additional time to incorporate the appropriate disclosures into its Form 10-K. Registrant further represents the Form 10-K will be filed by April 15, 2005.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Robert G. LaVigne	860	610-6002

	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of I 934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)  Yes ☒      No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes ☒      No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      As announced by the Registrant in its March 31, 2005 press release, for the year ended December 31, 2004 revenues were $12,344,000, 17 percent below revenues of $14,909,000 reported for 2003. The Registrant reported a net loss for the year of $1,424,000, or $(.43) per share, compared with a net loss of $709,000, or $(0.21) per share, in 2003. Fourth quarter 2004 revenues were $2,711,000, 16 percent below revenues of $3,240,000 reported for the fourth quarter of 2003. For the quarter, the Registrant reported a net loss of $494,000 or $(.16) per share, compared with a net loss of $283,000, or $(0.09) per share, for the fourth quarter of 2003.

Farmstead Telephone Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 1, 2005			By s/ Robert G. LaVigne

Robert G. LaVigne
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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